SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Enable Holdings, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
29247X 109
(CUSIP Number)
Thomas F. Steichen, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 29247X 109	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Theodore Deikel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,723,840 (includes 12,475,000 shares that may be acquired upon exercise of currently exercisable warrants)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
14,723,840 (includes 12,475,000 shares that may be acquired upon exercise of currently exercisable warrants)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,723,840 (includes 12,475,000 shares that may be acquired upon exercise of currently exercisable warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock, $.001 par value, of Enable Holdings, Inc. formerly known as uBid.com Holdings, Inc. and Cape Coastal Trading Corporation (the “Issuer”), 8725 W. Higgins Road, Suite 900, Chicago, Illinois 60631.

Item 2.	Identity and Background.

(a)	Name: Theodore Deikel (“Reporting Person”).

(b)	Residence or business address: 1600 Highway 100 South, Suite 500, St. Louis Park, Minnesota, 55416

(c)	Principal occupation: Investor

(d)	Criminal proceedings. None

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 16, 2008, Mr. Deikel purchased a $600,000 18% Senior Secured Debenture in a private placement from the Issuer using his own personal funds for investment purposes.  As additional consideration for the debenture, the Issuer granted immediately exercisable, five year warrants to purchase 1,600,000 shares of common stock at an exercise price of $.25, 6,000,000 shares of common stock at an exercise price of $.10 and 3,000,000 shares at an exercise price of $.20.

On November 21, 2008, Mr. Deikel purchased a $250,000 18% Senior Secured Debenture in a private placement from the  Issuer using his own person funds for investment purposes.  As additional consideration for the debenture, the Issuer granted immediately exercisable, five year warrants to purchase 625,000 shares of common stock at an exercise price of $.20 and 1,250,000 shares of common stock at an exercise price of $.10.

Item 4.	Purpose of Transaction.

The securities acquired by the Reporting Person were acquired for investment purposes.  The reporting person may make additional purchases of common stock or other securities of the Issuer either in the open market or in private transactions, including shares which may be acquired upon exercise of warrants currently held or subsequently acquired by him, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investments in the Issuer’s securities.

As of the date of this statement, except as set forth in this statement, the Reporting Person has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns an aggregate of 14,723,840 shares of common stock of the Issuer, representing 45.7% of the shares of common stock that would be outstanding assuming exercise of the warrants held by him.  Of such shares, 2,248,840 are held directly by the reporting person, and 12,475,000 are obtainable upon exercise of warrants which are currently exercisable within 60 days of the date of this Schedule 13D.  The Reporting Person has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by him.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person, the Issuer and the Issuer’s Subsidiaries are party to a Security Agreement in connection with the 18% Senior Secured Debentures purchased by the Reporting Person as described herein.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2009

Theodore Deikel
Theodore Deikel